Exhibit 99.1

Americas Gold and Silver Announces Strategic Joint Venture With Mr. Eric Sprott at the Galena Complex

TORONTO--(BUSINESS WIRE)--September 9, 2019--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, today announces a strategic joint venture agreement (the “Agreement”) with Mr. Eric Sprott to recapitalize the mining operations at the Galena Complex, located in the Silver Valley of Northwest Idaho.

  The strategic joint venture – expected to be 60/40 Americas/Sprott respectively – will allow Americas to increase development, modernize infrastructure, purchase new mining equipment, and target exploration below current operating areas with the goal of positioning the Galena Complex to significantly increase resources, production, and reduce operating costs at the mine over the next two years.
  Effective October 1, 2019, Mr. Sprott through 2176423 Ontario Ltd., a corporation which is beneficially owned by him, will initially commit up to US$20 million to fund capital improvements and operations for the first year to earn a 40 percent interest in the Company’s Galena Complex. Americas will invest an additional US$5 million to fund further capital improvements in 2020.
  After the first year of operations under the Agreement, the parties will revert to their percentage ownership interests to fund capital projects and operations as required in proportion to those interests.
  Oversight of the joint venture will consist of 2 nominees from Americas and 1 nominee by Mr. Sprott. Americas will continue to manage the day-to-day operations so long as it retains an interest in the joint venture.

“We are thrilled to partner with Eric Sprott on this joint venture. He is already the single largest shareholder in Americas; with this new venture, we are further solidifying our relationship with him”, said Darren Blasutti, President and CEO of Americas Gold and Silver. “We look forward to putting his significant investment into developing the Galena Complex to benefit all our stakeholders in the coming months and transforming the Galena Complex into a leading US-based, profitable silver producer.”

Due to low silver prices and limited capital available from the capital markets for silver operational improvements since 2012, Americas has spent minimal funds at the Galena Complex to replace worn equipment, update aging infrastructure, stope development, and exploration. Americas is currently allocating all its available capital to re-start the Relief Canyon mine in Nevada, which is scheduled to begin producing gold in late Q4, 2019. The Relief Canyon mine is targeted to increase the Company’s precious metal production by approximately 500% by 2021. In 2017 and 2018, the Company focused available capital on developing the San Rafael mine in Mexico which this year became a significant free-cash flow generating asset.

The Galena Complex possesses significant operational optionality and leverage to silver prices. The mine has between 1,250 and 1,500 tons of daily milling capacity though it is currently processing only 500 tons per day, five days a week. It produces between 0.8 M to 1.0 M silver ounces annually at high costs as a result of lower throughput, reduced operational flexibility and old equipment. The current proven and probable silver reserve includes 12.4 million ounces, a further measured and indicated silver resource of 27.4 million ounces and an inferred silver resource of approximately 39.0 million ounces (exclusive of lead and copper resources). Though this operational base is a strong starting point for comparable silver mines, a capital redevelopment of the asset is required to best exploit the existing resources, improve operational performance, and capitalize on expected higher silver prices. Further, Americas and Mr. Sprott believe there are substantially more silver resources to be discovered at better grades along extensions of existing veins and at depth.

Americas believes that the significant investment and joint venture announced today with Mr. Sprott will allow the parties to develop the Galena Complex into a long-term, profitable mine, including to take full advantage of the recent move in silver price. The Company needed an outside partner who not only shared the same vision for the current upside and leverage embedded at the Galena Complex but was willing to commit capital to systematically explore for deeper level, high-grade targets that may transform the mine into an important silver producer in the medium to long-term. Further, with the only operating mine in the Silver Valley, the joint venture will be well-positioned to take advantage of any consolidation opportunities which may evolve in the District.

Other material provisions of the Agreement include (i) standard dilution if a party does not contribute its proportionate share of costs; (ii) penalty dilution if a party defaults in contributing its share of costs; (iii) a party’s interest in the joint venture is converted to a 5% net proceeds interest if that party’s percentage interest falls below 10%; and (iv) each party has a pre-emptive right to acquire the other party’s interest should that party desire to sell its interest in the joint venture.

Medalist Capital Ltd acted as financial advisor to both parties with respect to the transaction.

For further technical information on the Galena Complex please see the applicable NI 43‐101 Technical Report available at www.sedar.com and the Company’s website at www.americas-gold.com.

About Americas Gold and Silver Corporation
Americas Gold and Silver is a high-growth, low-cost, precious metals mining company with multiple assets in North America. The Company expects to begin producing gold in the fourth quarter of 2019 at its fully funded Relief Canyon Project in Nevada, USA, which is currently in construction. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA. The Company also holds an option on the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Cautionary Statement on Forward-Looking Information:
This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas’ expectations, intentions, plans, assumptions and beliefs with respect to, among other things, the Company’s financing efforts and the expected results from the Agreement and the joint venture; future development plans at the Galena Complex; exploration, production and cost performance at the Cosalá Operations and the Galena Complex; construction, production, development plans and performance expectations at the Relief Canyon Mine, including the anticipated timing of production. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of America’s as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas, these risks and uncertainties include interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop, complete construction and operate the Relief Canyon Mine; the ability of the joint venture to further fund, improve and operate the Galena Complex, and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in America’s filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

Cautionary Note to U.S. Investors:
The terms “proven and probable silver reserve”, “silver resource”, “measured silver resource”, “indicated silver resource”, and “inferred silver resource” used in the press release are mining terms used in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the Securities & Exchange Commission (“SEC”). Moreover, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission's Industry Guide 7. As such, information contained in the Company's disclosure concerning descriptions of mineralization, reserves and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Contacts

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503